UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of April 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

I.	EDP Release – April 2, 2007: SONATRACH ACQUIRES A 2.035% OWNERSHIP INTEREST IN THE SHARE CAPITAL OF EDP

II.	EDP Release – April 4, 2007: ANEEL APPROVES AN 8.05% TARIFF INCREASE AT ENERSUL’S ANNUAL TARIFF READJUSTMENT PROCESS

Lisbon, April 2nd 2007

Reuters:       EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

SONATRACH ACQUIRES A 2.035% OWNERSHIP INTEREST IN THE

SHARE CAPITAL OF EDP

In accordance with article 17 of the Portuguese Securities Code and article 2 of the CMVM Regulation no. 04/2004, EDP – Energias de Portugal, S.A. (“EDP”) issues the following legal notice:

Société Nacionale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures (“Sonatrach”) has informed EDP that it acquired 1,639,699 shares representing the share capital of EDP. This transaction was settled on March 26, 2007.

Sonatrach also informed that, as a result of the aforementioned transaction, it now holds a total of 74,400,000 shares representing 2.035% of EDP’s share capital.

Considering that, as of the date hereof, EDP holds 7,984,793 own shares, the shareholding now held by Sonatrach represents 2.039% of the company’s voting rights.

EDP – Energias de Portugal, S.A.

Lisbon, April 4th 2007

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US INVESTOR RELATIONS DEPARTMENT Miguel Viana, Head of IR Elisabete Ferreira Ricardo Farinha Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

ANEEL APPROVES AN 8.05% TARIFF INCREASE AT ENERSUL’S

ANNUAL TARIFF READJUSTMENT PROCESS

The Brazilian electricity regulator, ANEEL, approved an 8.05% annual tariff readjustment index for Enersul, for the period from April 2007 to March 2008.

Considering the financial adjustments included in the last period’s tariffs (non-recurring items), which are associated to the recovery of tariff differences incurred in the past, the current tariff readjustment results in an effective average tariff increase of 3.20% to be applied to Enersul’s tariffs from April 2007.

Within an annual tariff readjustment process, ANEEL recognizes in the tariffs of the distribution companies the pass-through of some cost components incurred in the previous twelve months, namely i) the annual change in non-controllable costs (“Parcela A”) and ii) the adjustment of the controllable costs (“Parcela B”) to inflation (IGP-M) corrected by an X Factor. In addition, the regulator also recognizes financial adjustments, which usually correspond to the recovery, for a twelve months period, of the non-controllable costs incurred in the past that were not covered through the tariffs.

Additionally, in this last tariff readjustment, ANEEL made a new deferral of the last part of the 2003 tariff repositioning, amounting to R$56.4 million (which would correspond to 6.26% of the current readjustment) to be received in the tariff revision that will occur in April 2008.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 5, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer